ASANKO GOLD

TSX | NYSE: AKG

www.asanko.com

PRESS RELEASE

ASANKO GOLD Q2 2016 PRODUCTION RESULTS

Q2 2016 Highlights:

- Commercial gold production declared April 1, 2016, a quarter ahead of schedule
- Steady-state production achieved by the end of Q2; now mining the main ore zones in the Nkran pit and mill feed grades in-line with the Mineral Reserve grades
- Gold production of 36,337 ounces, in-line with guidance of 35-40,000 ounces for the quarter
- Gold sales of 35,074 ounces at an average realized price of $1,231 per ounce for gross revenue of $43.2 million
- Balance sheet remains strong with cash and immediately convertible working capital balances of approximately $43.7 million (June 30, 2016), no significant current long term debt obligations and commencement of regular VAT refunds
- H2 2016 gold production guidance of 90,000 – 100,000 ounces reiterated

Vancouver, British Columbia, July 20, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce production results for the second quarter 2016 from Phase 1 of the Asanko Gold Mine, located in Ghana, West Africa. A conference call and webcast will be held today at 9am Eastern Standard Time, see the end of this release for details. All amounts are in US dollars, unless otherwise stated.

Commercial production was declared on April 1, 2016 and ramp up to steady-state production of both the mining and processing operations was achieved by the end of Q2. Financial results and operating costs are expected to be released with the Company's quarterly filings on or about August 16, 2016.

Commenting on the quarter's results, Peter Breese, President and CEO, said *"The Asanko Gold Mine delivered a strong quarter; commercial production was achieved a quarter ahead of schedule, gold production of 36,337 ounces was in-line with our guidance and ramp-up to steady-state production levels was reached within six months of starting the new production plant.*

We are now mining the main Nkran ore zones, with dilution and gold losses normalizing in the last few weeks of June and there are early indications of the mineral reserve reconciling well with the ore mined. June was an encouraging month with 265,000 tonnes of ore at 2.0 g/t gold processed.

Our balance sheet remains strong with $43.7 million in cash and gold doré. We look forward to the second half of the year, during which we expect our unit costs to start to come in-line with expectations and an increase in gold production. We re-iterate our production guidance of 90,000 – 100,000 ounces for the second half of 2016."

Health and Safety

There were no lost time injuries ("LTI") during the quarter, with only one LTI occurring in the last 12 months on March 8, 2016. Since then, there have been 1,523,942 LTI free man-hours worked. The 12-month rolling lost time injury frequency rate per million man hours worked is 0.14.

Mining

Mining operations continued exclusively in the Nkran pit where bulk mining of the periphery of the main ore zones was undertaken to open up access to the main ore body by the end of Q2. This objective was achieved in the quarter with 5.8 million tonnes ("Mt") of waste removed from the pit and 1.2Mt of ore mined at a strip ratio of 4.7:1. As anticipated, the bulk mining resulted in higher levels of dilution and gold losses than are expected at steady state, resulting in an average grade of mined ore of 1.48 g/t gold.

Key Mining Statistics	Units	Q2 2016
Total Tonnes Mined	t	7,058,830
Waste Tonnes Mined	t	5,816,173
Ore Tonnes Mined	t	1,242,657
Strip Ratio	W:O	4.7:1
Average Gold Grade Mined	g/t	1.48

Mining efficiencies are showing signs of improvement as a result of receiving part of a new mining contractor fleet during the quarter to replace the second-hand fleet that started the pre-strip in 2015. In the quarter a new CAT 992 FEL, a new CAT 6030 300T shovel and 10 new CAT 777's were delivered. In Q3 an additional 10 new CAT 777's and three new drill rigs are expected, which will go a long way towards improving net asset utilization, increasing efficiencies and lowering costs.

Encouragingly, the first two ore domains were encountered at Nkran, as anticipated, during the final weeks of Q2. Since intercepting these domains the dilution and ore losses are now normalizing, resulting in higher grade ore being fed to the processing plant. The average mill feed grade for the month of June was 2.0 g/t gold and currently the feed grades to the mill are in-line with the Mineral Reserve grade for Nkran. As the main ore body continues to be exposed in early Q3, dilution and gold losses are expected to meet planned levels.

Processing

The processing plant processed 702,318 tonnes ("t") of ore at an average grade of 1.69 g/t gold during the quarter. Recovery of gold was in line with expectations with higher recoveries achieved in the latter half of the quarter once the oxygen plant was fully operational. The average gold recovery for the quarter was 92%.

Key Production Statistics	Units	April	May	June	Q2 2016
Ore Treated	t	206,645	230,492	265,181	702,318
Gold Feed Grade	g/t	1.54	1.49	1.98	1.69
Gold Recovery	%	90	92	94	92
Gold Produced	oz	8,441	12,455	15,442	36,337

During the quarter a number of operational improvements were implemented in the processing plant including mechanical changes to the materials handling and crushing circuits, ball mill and SAG mill gear changes and other de-bottlenecking work that resulted in higher than normal planned mechanical down-time in the processing plant. The goal of the work was to optimize the inherent additional mill capacity and operate at 275,000t per month, or about 10% above design rates on a continuous basis. With the bulk of the changes completed by early June, the processing plant treated 265,000t during the month and is now operating at the levels anticipated from these improvements.

Preliminary Mineral Resource Reconciliation

Of the 702,318t of ore fed to the plant, approximately 257,000t (37%) came from the main ore domains in the Nkran pit with the balance of the ore coming from mining of the periphery ore zones (445,318t).

The main ore zones mined in Q2 consist of portions of the first two domains that have been encountered as mining reached the main ore zones of the deposit. The two domains are 2000 and 2500 as described in the Company's Mineral Resource Estimate (see news release dated September 10, 2014). The grade control drilling results from these main zones is reconciling well with the Mineral Resource Estimate with grade control estimating 10% less tonnes than anticipated at 13% higher gold grade resulting in a 2% positive gold reconciliation.

Domains 2000 & 2500 Insitu Resources								
Grade Control Drilling			Mineral Resource Estimate			Reconciliation		
Ore (t)	Gold (g/t)	Gold (oz)	Ore (t)	Gold (g/t)	Gold (oz)	Ore (t)	Gold (g/t)	Gold (oz)
256,741	2.45	20,185	285,245	2.17	19,879	-10%	13%	2%

Asanko expects to be able to carry out a more comprehensive reconciliation of actual mining results compared to estimated Mineral Reserves in Q1 2017 after a more extensive period of mining the main ore zones. It is expected that the majority of ore will come from the main Nkran ore zones for H2 2016.

In addition, the mine predicted feed grade to the mill is reconciling well with the calculated mill head grade now that the gold inventory build-up in the processing plant has reached steady state.

	Ore Milled (000t)	Mine Est Grade (g/t)	Plant Calc Grade (g/t)	Plant/Mine Ratio (%)
April	207	1.61	1.54	96
May	230	1.45	1.49	103
June	265	2.00	1.98	99
Q2 Total	**702**	**1.70**	**1.69**	**99**

Ore Inventory Movements

The mining operations continued to stockpile ore ahead of the processing plant on the Run-of-Mine (ROM) pad. The stockpile movements during the quarter are shown below.

ROM Stockpile	April 1, 2016			June 30, 2016		
	Tonnes	Gold (g/t)	Gold (oz)	Tonnes	Gold (g/t)	Gold (oz)
High grade	3,784	2.59	315	17,817	3.30	1,890
Medium grade	76,929	1.70	4,205	75,033	1.54	3,715
Low grade	65,186	0.79	1,656	555,210	1.05	18,808
Total ROM	**145,899**	**1.32**	**6,175**	**648,060**	**1.17**	**24,414**

In addition to the ROM stockpiles, the processing plant maintains a crushed ore stockpile for emergency use in the event of a crusher breakdown. At June 30, 2016 there was 63,854t of crushed ore at 1.27 g/t on this stockpile (2,602 ounces of gold), during the quarter approximately 38,000t of ore were added to this stockpile. As well, during the Nkran pre-stripping operations, marginal ore was stockpiled separately for processing at the end of the mine life and consists of 470,597t at 0.79 g/t (11,953 ounces of gold).

Sales and Liquidity

Gold production for the quarter was 36,337 ounces with gold sales of 35,074 ounces at an average price of US$1,231 per ounce, generating gold sales revenue of US$43.2 million. At the end of the quarter, there were 7,833 ounces of doré in inventory at a market value of approximately $10.2 million.

The Company's balance sheet remains strong with approximately $43.7 million in cash and immediately convertible working capital balances, as at June 30, 2016. In addition, the Company has no significant current long term debt obligations with its first principal repayment on its $150 million debt facility not due for two years (on July 1, 2018).

Importantly, the Company has received its first refund of VAT from the Ghanaian Revenue Authority during the period totalling $5.3 million. Now that the mine has reached commercial production, it is anticipated that the Company will receive regular quarterly refunds and be VAT neutral.

Outlook
The Company remains on track to meet its production guidance of 90,000 to 100,000 ounces for H2 2016.

Financial results for the second quarter will be reported on or about August 16, 2016. Expected costs for the second quarter will be disproportionately high as the mining and processing operations were still ramping up during the period. In addition, high expenditure levels were incurred completing the process facility upgrades to allow for continuous operations at higher levels and one-off costs were incurred in mobilizing a new contractor owned mining fleet. These costs are expected to fall in the second half of the year and start to come in-line with Company expectations as throughput, grade and associated gold output improve in H2 2016.

The Phase 2 Definitive Feasibility Study ("DFS") is nearing finalization and is expected to be published during Q3 2016. The DFS will contain the economics of the staged Phase 2A and Phase 2B expansions (see news release dated May 2, 2016), an updated schedule for mining the satellite deposits and production guidance for the existing operations for 2017 and 2018. The guidance is not expected to be materially different than the Phase 1 Definitive Project Plan (see news release dated November 13, 2014).

Qualified Persons Statements
Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. ("CJM") of Johannesburg, South Africa, a qualified person with respect to NI 43-101, has supervised the scientific and/or technical information contained in this press release.

Conference Call and Webcast Details Today at 9am EST
US/Canada Toll Free: 1 800 786 6104
UK Toll Free: 0800 496 1094
International: +1 212 271 4651
Presentation available here: www.asanko.com

Webcast: please click on the link: https://cc.callinfo.com/r/14pene9goso8h&eom

Replay: A recorded playback will be available approximately two hours after the call until August 19, 2016:
US/Canada Toll Free: 1 800 558 5253
International: +1 416 626 4100
Passcode: #21814655

Enquiries:
For further information, please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 was built within budget and ahead of schedule, with gold production commencing in January 2016 and commercial production declared on April 1, 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements.

The foregoing parameters for a Phase 2 mine expansion are preliminary estimates and projections only. Feasibility work has not progressed to the point where the Company has ascertained whether a Phase 2 project will prove economically feasible in its currently posited form or for any other form of mine model or plan. No estimated net present value or internal rate of return or sensitivity analysis around the project economics has been calculated at this time.

Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
*Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "**SEC**") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).*